FRANKLIN TEMPLETON INVESTMENTS
                              One Franklin Parkway
                               San Mateo, CA 94403


                                  May 24, 2007



U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Ms. Christina D'Angelo

      RE:  Franklin Templeton International Trust ("Registrant")
           (Reorganization of Franklin U.S. Long-Short Fund into
           Templeton Global Long-Short Fund)
           Registration Statement on Form N-14
           File Number:  333-141565

Dear Ms. D'Angelo:

      Enclosed for your information and review is a copy of the revised Prospectus/Proxy Statement. In the revised Prospectus/Proxy Statement, we have responded to the comments of the Commission's staff relating to the Registration Statement on Form N-14 of the Registrant filed on March 26, 2007, Accession No. 0000876441-07-000014.

      The enclosed copy of the Prospectus/Proxy Statement is marked to show the revisions to the Prospectus/Proxy Statement. Our responses to the comments are described below.

1. Comment: In the fee table, change the word "projected" to "pro forma" in all occurrences.

           Response: The word "projected" has been changed to "pro forma" in all occurrences in the fee table. Please refer to page 9 of the Prospectus/Proxy Statement.

2. Comment: In our written response, confirm that we are aware of the technical guidelines, which state the financials should be fiscal year end numbers, and state why we used semi-annual financial numbers.

           Response: We understand the Staff generally requests we comply with the technical guidelines of Form N-14 and Form N-1A in that the financial statements provided should be as of the fiscal year end of each fund. However, because the fiscal year end of the Franklin U.S. Long-Short Fund was April 30, 2006, we provided the more recent financial statements contained in the semi-annual report for the period ended October 31, 2006.

3. Comment: In the "Example" table, the question was raised about whether or not the entire 0.09% fee reduction in the U.S. Long-Short Fund column in the Fee Table was for the cash sweep and if so, are we comfortable using it in the calculation of the 1, 3, 5 and 10 years figures?

           Response: The entire 0.09% fee reduction was for the cash sweep, and we are comfortable using the projected sweep amount of 0.09% in our calculations for the 1, 3, 5 and 10 years figures for the U.S. Long-Short Fund. The projected sweep amount is based on the history of the U.S. Long-Short Fund and its holdings.

4. Comment: In the "Example" table there are hyphens after the dollar sign and before the numbers in the 1-year column.

           Response: The hyphens after the dollar sign and before the numbers in the 1-year column have been removed. Please refer to page 11 of the Prospectus/Proxy Statement.

5. Comment: Under the section "Who will pay the expenses of the transaction?," disclose what the total estimated expenses of the transaction are, i.e., "The total estimated cost is $______. Each Fund will pay 25%..."

           Response: The total estimated cost is $119,370. Please refer to page 16 of the Prospectus/Proxy Statement.

6. Comment: Under "What are the tax consequences of the transaction?" normally it is stated, "as a condition to the merger, we will receive a tax opinion" or "opinion of counsel."

           Response: Please refer to the third bullet point under "How will the Transaction be Carried Out?" of the Prospectus/Proxy Statement on page 15.

7. Comment: In the capitalization table, add an adjustments column to the left of the pro forma column representing the costs of the transaction that are allocated. Also, the capitalization table should be dated as of October 31, 2006 (the same date as the financials).

           Response: An Adjustments column has been added to the Capitalization table and the date of the Capitalization table has been changed to October 31, 2006. Please see page 18 of the Prospectus/Proxy Statement.

8. Comment: In the capitalization table, does the second "**" footnote relate?

           Response: The second "**" in the capitalization table has been removed. Please refer to page 18 of the Prospectus/Proxy Statement

9. Comment: In the Pro Forma financials, add a footnote saying that none of the securities held by the target fund would violate the investment restrictions of the acquiring fund. Or, if they do, say what.

           Response: A footnote has been added to the Notes to Pro Forma Combining Statements. Please refer to page 1 of the Notes.

10. Comment: In the Pro Forma Financials section under the Statement of Assets and Liabilities, we refer to "deferred tax". Add a footnote explaining what that is.

           Response: A footnote has been added to the Pro Forma Financials under the Statement of Assets and Liabilities table explaining what the deferred tax is.

11. Comment: In the Pro Forma Financials section under the Statement of Operations, explain the $107,254 figure. Why is this an increase?

           Response: The increase is due to short sale dividend expenses. The U.S. Long-Short Fund sells a good portion of dividend yielding securities short. If the U.S. Long-Short Fund had the assets, it would have continued to do this in the past year. The Global Long-Short Fund has a similar approach of selling a good portion of dividend yielding securities short. As a result, after the merger, we can expect to see an increase in the dividend expenses for the Global Long-Short Fund as more dividend paying securities are sold short.

12. Comment: In the Pro Forma Financials, add the standard footnotes:

(a) the accounting estimates statement

      Response: A footnote has been added under the Notes to Pro Forma Combining Statements.

      (b) the security valuation footnote

      Response: A footnote has been added under the Notes to Pro Forma Combining Statements.

13. Comment: Add the description of reorganization costs borne by the funds, or, we could add a footnote to the $59,685 in the Pro Forma Financials Statement of Assets and Liabilities to indicate that it is the reorganization cost.

           Response: A footnote has been added under the Pro Forma Financials under the Statement of Assets and Liabilities table.

We would appreciate receiving your response to the revised Prospectus/Proxy Statement and your further comments, if any, as soon as possible. The Registrant would like to have its registration statement declared effective May 31, 2007.

We have endeavored to fully respond to your comments and believe that the foregoing responses and related revisions to the Prospectus/Proxy Statement do so. Questions to any further comments related to this filing may be directed to me at (650) 312-2018 or, in my absence, to Eric Metallo at (212) 632-3023.


Very truly yours,


/s/ Steven J. Gray


 Enclosure

 cc:  Kristin H. Ives, Esq.